UNITED STATES
SECURITIES AND EXCHANGECOMMISSION
Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act 1934
(Amendment No. 1)

NORTHRIM BANCORP INC
------------------------
(Name of Issuer)

COMMON
------
(Title of Class of Securities)

666762109
---------
(CUSIP Number)

Calendar Year 2003
--------
 (Date of Event Which Requires Filing of this Statement)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT
TO WHICH THIS SCHEDULE IS FILED:


[X]  RULE 13D-1(b)

[ ]  RULE 13D-1(c)

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  1.   Names of Reporting Persons
       I.R.S.  Identification No. of above person

       RUTABAGA CAPITAL MANAGEMENT
       I.R.S. Identification No.: 04-3451870

--------------------------------------------------------

  2.   Check the Appropriate Box if a Member of a Group
       (a)[ ]
       (b)[ ]

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  3.     SEC Use Only

--------------------------------------------------------

4.	Citizenship or Place of Organization

     Massachusetts
--------------------------------------------------------
           5. Sole Voting Power
  NUMBER OF
    SHARES      0

 BENEFICIALLY
  OWNED BY   6. Shared Voting Power
    EACH
  REPORTING     0

   PERSON
    WITH     7. Sole Dispositive Power

                0

             8. Shared Dispositive Power

                0
--------------------------------------------------------
9.	Aggregate Amount Beneficially Owned by Each
     Reporting Person

10.	Check if the aggregate Amount in Row (9)
     Excludes Certain Shares [ ]

--------------------------------------------------------

11.	Percent of Class Represented by Amount in Row (9)

     0%

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12.	Type of Reporting Person

     IA

--------------------------------------------------------
Item 1(a). NAME OF ISSUER

     Northrim Bancorp Inc

Item 1(b). ADDRESS OF PRINCIPAL OFFICES

  3111 C Street
  Anchorage, AK 99503

Item 2(a). NAME OF PERSON FILING

     Rutabaga Capital Management

Item 2(b). ADDRESS OF PRINCIPAL OFFICES

     64 Broad Street, 3rd Floor, Boston, MA 02109

Item 2(c). Citizenship

     MASSACHUSETTS

Item 2(d). TITLE OF CLASS OF SECURITIES

     COMMON STOCK

Item 2(e). CUSIP NUMBER

     666762109

Item 3.  IF THIS STATEMENT IS BEING FILED PURSUANT TO
RULE 13d-1(b), or 13d-2(b) OR (c), CHECK WHETHER THE
PERSON FILING IS A:

(a)	[ ]  Broker or dealer registered under Section 15
of the Act(15 U.S.C 780);
(b)	[ ]  Bank as defined in Section 3(a)(6) of the
Act(15 U.S.C 78c);
(c)	[ ]  insurance company as defined in Section
3(a)(19) of the Act(15 U.S.C 78c);
(d)	[ ]  Investment company registered under Section 8
of the Investment Company Act of 1940(15 U.S.C.
80a-8);
(e)	[X]  An investment adviser in accordance with
section 240.13d-1(b)(I)(ii)(E)
(f)	[ ]  An employee benefit plan or endowment fund in
accordance with 13d-1(b)(1)(ii)(F);
(g)	[ ]  A parent holding company or control person in
accordance with 13d-1(b)(1)(ii)(G);
(h)	[ ]  A savings association as defined in in Section
3(b) of the Federal Deposit Insurance Act(12 U.S.C
1813);
(i)	[ ]  A church plan that is excluded from the
definition of an investment company under
Section3(c)(14) of the Investment Company Act of
1940(15 U.S.C. 80a-3);
(j)	[ ]  Group, in accordance with 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to 13d-1(c), check this box. [ ]

Item 4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 0
                               ----------------------
(b) Percent of class: 0%
                      -------------------------------












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           (c) Number of Shares as to which person has:

(i)	Sole power to vote or direct the vote: 0
 --------
(ii)	Shared power to vote or to direct the vote:
0
--------
(iii)	Sole power to dispose or to direct the
disposition of: 0
 ---------
(iv)	Shared power to dispose or to direct the
disposition of: 0
         Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[X]

    Not Applicable

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER PERSON.

     Not Applicable

Item 7.  IDENTIFIACTION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH AQUIRED THE SECURITY BEING REPORTED ON
          BY THE PARENT HOLDING COMPANY.

               Not Applicable

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          A GROUP.

               Not Applicable

Item 9.  NOTICE OF DISSOLUTION OF GROUP

     Not Applicable

Item 10.  CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred above were not acquired or held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: January 6, 2004
                             Rutabaga Capital Management

                             By: /s/ Dana Cohen
                               -------------------------
                                  Dana Cohen, Principal